June 1, 2023

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thrivent Mutual Funds (the “Registrant”)

File No. 811-05075

Dear Ms. Fettig:

In a telephone conversation on May 1, 2023, you provided comments regarding the Registrant’s filing on Form N-CSR for the year ended December 31, 2022 for Thrivent Diversified Income Plus Fund and Thrivent Multidimensional Income Fund (each, a “Fund” and together, the “Funds”). Below is a description of the comments you provided and the Registrant’s responses.

1.	Schedule of Investments

a.

Investments in other funds are currently categorized as investments in affiliated or unaffiliated funds. Please categorize these investments by the related country, industry, or geographic region as required under Rule 12-12 of Regulation S-X.

The Registrant will categorize affiliated and unaffiliated funds by related country, industry or geographic region in future filings.

b.

On page 42, the disclosure states that “[t]he fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Assets and Liabilities.” Consider revising this disclosure given that these amounts do not reconcile to the Statement of Assets and Liabilities for certain amounts due to the inclusion of variation margin for centrally cleared derivatives such as swaps and futures.

The disclosure above is a footnote that relates to the “Other Investments” section of the leveling table on the preceding page, page 41, as noted by the footnote. The disclosure does not relate to the “Other Financial Instruments” and “Total Derivatives” tables that are contained on page 42. The Registrant will include lead-in language for the “Other Financial Instruments” and “Total Derivatives” tables in future filings to make this distinction clear.

2.	In the Statement of Operations, please explain in correspondence the nature of non-cash income from affiliated investments.

Non-cash income from affiliated investments represents dividends from affiliated mutual funds that are reinvested.

3.	Notes to Financial Statements – Fees and Compensation Paid to Affiliates

a.	In future filings, in the description of expense reimbursements, please disclose any exclusions from expense waivers or reimbursements, such as acquired fund fees and expenses.

The Registrant will include disclosure of any exclusions from expense waivers or reimbursements with appropriate specificity in future filings.

b.	In future filings, please disclose the terms of payment of any administrative fees, similar to disclosure in the Funds’ prospectus. Please also explain in correspondence.

The Funds’ investment adviser is responsible for providing certain administrative and accounting services to the Funds. Each Fund pays the adviser a fee equal to the sum of $70,000 plus 0.017% of the Fund’s average daily net assets for providing such services to the Fund. The Registrant will include these terms in the Notes to the Financials in future filings.

4.	We note that a meeting of shareholders took place in July of 2022. Please disclose the results of the meeting as required by Rule 30e-1 of the Investment Company Act of 1940.

The Registrant held a special meeting of shareholders in July of 2022 for the purpose of electing the Registrant’s Board of Trustees. The shareholders duly elected the Trustees as disclosed in a supplement to the Registrant’s Statement of Additional Information on July 29, 2022. The Registrant will include the disclosures required under Rule 30e-1 for this meeting in its next shareholder report.

5.

Under “Board Approval of Advisory Agreement and Subadvisory Agreements” please include more specificity on factors considered in connection with the Board’s approval in future filings, as required in Form N-1A, Item 27(d)(6)(i).

The Registrant believes that the disclosure meets the requirements of Form N-1A, Item 27(d)(6)(i).

6.	We note that Form N-CSR was amended to include Item 4(i) and (j). Please explain in correspondence whether these items are applicable to the Registrant and include in future filings, as applicable.

The Registrant believes that these items are not applicable and will include placeholders for these items in future filings.

7.	For Thrivent Diversified Income Plus, please explain how the gross operating expenses disclosed in the Fund’s prospectus reconciles to the audited financial highlights included in the Form N-CSR.

The differences between the gross operating expenses disclosed in the Fund’s prospectus as compared to the audited financial highlights is the result of an advisory fee reduction that was effective January 1, 2023. As this occurred after the fiscal year end of the Funds, a difference is created between the prospectus and audited financial highlights. The amount reflected in the prospectus is accurate and reflects the contractual amount effective January 1, 2023. In future filings, the Registrant will include a footnote to the table, consistent with instruction 3(d)(ii) of Form N-1A, disclosing that the expense information in the table has been restated to reflect current fees.

8.	Form N-CEN

a.	Item C.8.c. indicates that fees waived are subject to recoupment, which is inconsistent with the disclosure in the Form N-CSR regarding expense reimbursements. Please explain.

The Registrant does not permit recoupment of expenses that were waived or reimbursed in prior fiscal years. However, expense reimbursements are accrued daily and paid monthly and amounts reimbursed in prior months may be recouped by the Registrant’s investment adviser in subsequent months in the same fiscal year.

The Registrant’s disclosure in the Notes to Financial Statements in the Form N-CSR filing states that amounts reimbursed or waived in prior fiscal years may not be recouped. Item C.8. on Form N-CEN also relates to expense limitations and the instructions for this item reference expenses incurred during the reporting period, which is the prior fiscal year. Sub-part c. asks whether fees waived are subject to recoupment and sub-part d. asks if expenses previously waived were recouped during the period. The Registrant has interpreted these items to include expenses waived or reimbursed and recouped within the same fiscal year. Accordingly, the Registrant answered item C.8.c. as “yes”. While the Registrant believes it has responded to these items appropriately, it acknowledges that the distinction between the N-CSR and N-CEN disclosures is not immediately apparent.

b.	For Thrivent Multidimensional Income Fund, please indicate whether Item C.7.n.vi. should have been checked.

The Registrant notes that C.7.n.vi was appropriately unchecked for Thrivent Multidimensional Income Fund given that it did not rely on Rule 18f-4(f) with respect to any investments during the reporting period. The securities identified within the Schedule of Investments as “delayed-delivery” or “when-issued” securities were not physically settled or intended to be physically settled within 35 days.

Please contact me at (612) 844-7190 if I can provide any additional information or if you would like to discuss further.

Sincerely,

/s/ John D. Jackson

John D. Jackson
Chief Legal Officer and Secretary
Thrivent Mutual Funds

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